Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV to participate in Adelaide Capital’s Virtual
COVID & Healthcare Mini Conference

Dartmouth, Nova Scotia, April 21, 2020 – IMV Inc. (Nasdaq: IMV; TSX: IMV) a clinical-stage biopharmaceutical company, today announced that Company’s management will be participating in Adelaide Capital’s Virtual COVID & Healthcare Mini Conference on April 23, 2020 from 12pm-5pm ET.

The conference will showcase the role Canadian companies are playing to help fight the coronavirus pandemic. IMV will present its plans around its DPX-COVID-19 candidate currently in development with well-respected Canadian experts.

The conference will consist of 20-minute presentations followed by a panel discussing some of the key issues involved in the crisis today and a featured keynote by Next Edge Capital’s Eden Rahim entitled “Signal from the Noise: A compass to finding COVID19 investment opportunities.” In participating in this conference, IMV will be supporting the HandSan Project.

Please RSVP for this event directly through the link provided by Adelaide Capital. IMV is scheduled to make its virtual presentation at 2:20 pm. Eastern Time and will then take part in the panel discussion scheduled later that day at 3:40 pm.

A copy of IMV’s presentation will be available in the “Events, Webcasts and Presentations” of the investors section of the IMV website. IMV will also continue to provide updates on the development of DPX-COVID-19, and is working on a dedicated DPX-COVID-19 page on its website.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as in a combination therapy in multiple clinical studies with Merck’s Keytruda®. IMV is also developing a DPX-based vaccine to fight against COVID-19. Connect at www.imv-inc.com .

About Adelaide Capital

Adelaide Capital is a full-service Investor Relations firm that brings to the table a unique and powerful perspective and a re-engineered IR business model. Our extensive capital markets experience allows us to go deeper, strategically assessing each client company and tailoring a plan that charts the best path to success. Specializing in small and mid-cap companies, our offering is enhanced by a truly formidable factor—our personal connection to a sizable and valuable network of investors throughout North America and around the world.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s progress in developing a DPX-based vaccine candidate against COVID-19, the Company’s belief that the DPX-based platform creates the opportunity for production of a COVID-19 vaccine, the Company’s belief in the potential efficacy of its DPX-based vaccine against COVID-19, the anticipated timing of the Company’s preclinical assays, studies and clinical trials related to its DPX-based vaccine against COVID-19 and the expected impact of COVID-19 on the Company’s other clinical studies and trials and its operations generally. Such statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks and uncertainties affecting the Company and its products.

The Company assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, the Company’s ability to develop a DPX-based vaccine candidate against the COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, the receipt of all regulatory approvals by the Company to commence and then continue clinical studies and trials, and, if successful, the commercialization of its proposed vaccine candidate related to COVID-19, the Company’s ability to raise sufficient capital, including potentially through grant awards available in Canada, to fund such clinical studies and trials and the production of any COVID-19 vaccine, the ultimate applicability of any third-party research and studies in related coronavirus and SARS studies and sequencing, the Company’s ability to enter into agreements with the proposed lead investigators to assist in the clinical development on its vaccine candidate related to COVID-19, the Company’s ability to collaborate with governmental authorities with respect to such clinical development, the coverage and applicability of the Company’s intellectual property rights to any vaccine candidate related to COVID-19, the ability of the Company to manufacture any vaccine candidate related to COVID-19 rapidly and at scale, the ability for the Company to accurately assess and anticipate the impact of COVID-19 on the Company’s other clinical studies and trials and operations generally and other risks detailed from time to time in the Company’s ongoing filings and in its annual information form filed with the Canadian regulatory authorities on SEDAR as www.sedar.com and with the United States Securities and Exchange Commission on EDGAR at www.sec/edgar. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Company’s continuous disclosure documents which are available on SEDAR and on EDGAR.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director of Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com